Cenovus’s 2017 budget sets stage for disciplined growth

Oil sands expansions drive 14% oil production increase

Calgary, Alberta (December 8, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) plans to invest between $1.2 billion and $1.4 billion in 2017, a 24% increase compared with the company’s forecast capital spending for 2016. The 2017 budget includes capital to resume construction of the phase G expansion at Cenovus’s Christina Lake oil sands project and to invest in attractive conventional oil drilling opportunities with high-return potential in southern Alberta. The company plans to increase its total oil production in 2017 by 14% compared with its forecast average production for 2016. Cenovus also intends to hold the line on total per-barrel oil operating costs in 2017 and now expects its long-term oil sands sustaining capital to be close to $7.00 per barrel (bbl), about 50% lower than in 2014.

“With the tremendous progress we’ve made over the last two years in reducing operating costs and sustaining capital, we’re confident we can move forward with projects that have strong potential to drive shareholder value,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “As we resume investing in growth projects in the year ahead, Cenovus will continue to focus on maximizing cost efficiencies and maintaining financial resilience while delivering safe and reliable operations.”

Cenovus continues to maintain one of the strongest balance sheets in the industry, with almost $3.9 billion in cash and $4 billion in unused credit facilities as at September 30, 2016. As of that date, the company’s net debt to capitalization ratio was 17% and its net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was 2.0 times, on a trailing 12-month basis.

Capital investment

Cenovus plans to direct approximately 70% of its 2017 capital budget towards sustaining its oil sands production and base production at its other operations. The remaining 30% is primarily planned for growth projects at the company’s existing and emerging oil sands assets as well as at its tight oil assets in southern Alberta.

Capital investment by asset ($ millions)[1]

	2017 Budget	2016 Guidance

Oil sands[2]	685 - 815	555 - 610

Conventional oil[3]	275 - 325	150 - 175

Natural gas	10 - 15	10 - 20

Refining & marketing[4]	210 - 240	230 - 255

Total capital investment[5]	1,200 – 1,400	1,000 – 1,100
[1]	Based on Brent of US$48.75/bbl, WTI of US$47.25/bbl, a WTI/WCS differential of US$15.75/bbl, NYMEX gas of US$3.00/MMBtu, US$/C$ exchange rate at $0.74 and a Chicago 3-2-1 crack spread of US$11.25/bbl.
[2]	Includes Foster Creek, Christina Lake, Narrows Lake, Grand Rapids, Telephone Lake and other emerging assets.
[3]	Includes Pelican Lake as well as oil assets in Alberta and Saskatchewan.
[4]	Refining capital investment is reported in C$ but incurred in US$ and is impacted by foreign exchange.
[5]	Total capital investment includes additional investment not represented above.

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In the first half of 2017, Cenovus plans to resume work on its phase G expansion at Christina Lake, which was deferred in late 2014 due to declining oil prices. Since deferring phase G, Cenovus has successfully reworked the construction plan and rebid contracts for the project to reduce costs. After realizing more than $500 million in project cost savings, the company anticipates the expansion can be completed with go-forward capital investment of between $16,000 and $18,000 per flowing barrel. Phase G is about 20% complete and has an approved design capacity of 50,000 barrels per day (bbls/d) gross. First oil from the expansion is expected in the second half of 2019.

Cenovus also continues to advance its large portfolio of regulatory-approved emerging oil sands projects. In 2017, the company plans to spend capital to progress engineering work on deferred projects at Foster Creek and Narrows Lake. Cenovus expects to provide an update on its plans for these projects in the middle of 2017. The total oil sands capital budget for the year ahead includes between $300 million and $350 million for Christina Lake, between $325 million and $375 million for Foster Creek and between $60 million and $90 million for emerging oil sands projects.

In 2017, Cenovus is planning a targeted drilling program on the Palliser Block in southern Alberta where it has a large inventory of highly attractive short-cycle tight oil opportunities. To date, the company has identified approximately 700 drilling locations with high-return potential. Cenovus plans to spend approximately $160 million in the year ahead to drill about 50 horizontal development wells and 60 stratigraphic wells at Palliser.

“We intend to pursue some exciting opportunities on the Palliser Block to generate short-cycle cash flow to support continued growth in our oil sands assets, which is consistent with our long-standing conventional strategy,” said Ferguson. “Our investment plans for Palliser and Christina Lake phase G far exceed our internal rate of return threshold.”

With integration remaining an important part of the company’s overall strategy, Cenovus plans to invest between $210 million and $240 million in its refining and marketing business in 2017. The planned capital is primarily for scheduled maintenance and reliability work at the Wood River and Borger refineries in the U.S. that Cenovus jointly owns with the operator, Phillips66.

Production

In 2016, Cenovus completed work on two new expansion projects, increasing its oil sands production capacity by 26% to 390,000 bbls/d gross (195,000 bbls/d net to Cenovus). Christina Lake phase F, which includes a new 100 megawatt cogeneration plant, achieved first oil early last month, with ramp-up expected over 12 months. Foster Creek phase G achieved first oil early in the third quarter, and is also expected to ramp up over 12 months.

“The ramp-up of production at Christina Lake phase F and Foster Creek phase G is proceeding very well and has exceeded our expectations to date,” said Ferguson. “With incremental volumes from these expansions and strong execution at our facilities, our oil sands operations are demonstrating exceptional performance.”

In recent weeks, Christina Lake has been reliably producing about 92,000 bbls/d to 98,000 bbls/d net, while Foster Creek has been reliably producing between 80,000 bbls/d and

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85,000 bbls/d net. Over the long term, Cenovus continues to target oil sands production at between 90% and 95% of design capacity.

In 2017, as the expansions at Christina Lake and Foster Creek continue to ramp up, Cenovus plans to increase its oil sands production by 20% compared with its forecast 2016 production. Total oil production, including oil sands and conventional combined, is forecast to increase by 14% compared with the company’s 2016 forecast. Conventional oil production is forecast to decrease by 4%, largely due to expected natural declines. Cenovus anticipates incremental production from the Palliser drilling program will offset some of these declines, with the greatest impact expected in 2018.

Average net production forecast

	2017 Budget	2016 Guidance	% change[1]

Foster Creek (Mbbls/d)	76 - 82	68 - 70	14

Christina Lake (Mbbls/d)	96 - 102	78 - 80	25

Total oil sands (Mbbls/d)	172 – 184	146 - 150	20

Conventional oil (Mbbls/d)[2]	51 - 56	55 - 56	-4

Total oil (Mbbls/d)	223 – 240	201 - 206	14

Natural gas (MMcf/d)	340 - 360	390 - 395	-11
[1]	Percentage change based on the midpoint of the ranges.
[2]	Includes natural gas liquids (NGLs).

Cost reductions

Cenovus continues to achieve meaningful reductions in the capital required to sustain its base business and maintain ongoing production at all of its operations. About 70% of the company’s total 2017 budget – approximately $900 million – is for maintenance and oil sands sustaining capital, with the rest largely planned for growth projects. Even with the recent completion of the new oil sands expansions at Foster Creek and Christina Lake, Cenovus plans to keep its overall oil sands sustaining capital budget for 2017 relatively unchanged from forecast 2016 levels. With the cost efficiencies realized over the last two years, the company expects oil sands sustaining capital costs of approximately $7.00/bbl going forward, about 50% lower than in 2014.

“We’ve achieved substantial structural improvements in our sustaining capital costs over the past two years by changing the way we work, eliminating duplication and finding efficiencies across our operations,” said Ferguson. “While we’ve already made great strides, we believe we can further increase our cost efficiency through additional improvements in our drilling and completion times, well pad designs and well conformance, and also through initiatives such as the use of wider well spacing and longer horizontal well lengths at our oil sands operations.”

Cenovus plans to hold the line on per-barrel oil operating costs in 2017 compared with the company’s forecast operating costs for 2016. The company expects non-fuel operating costs at its oil sands business will decline by 6% compared with its 2016 forecast. Fuel costs are expected to be higher due to an increase in forecast natural gas prices.

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Operating costs ($/bbl)

	2017 Budget	2016 Guidance	% change[1]

Foster Creek

Fuel	2.75 – 3.25	2.25 – 2.75	20

Non-fuel	7.75 – 9.25	8.00 – 8.50	3

Subtotal	10.50 – 12.50	10.25 – 11.25	7

Christina Lake

Fuel	2.00 – 2.50	1.75 – 2.25	13

Non-fuel	4.50 – 5.50	5.75 – 6.00	-15

Subtotal	6.50 – 8.00	7.50 – 8.25	-8

Total oil sands[2]	8.25 – 10.00	8.80 – 9.65	-1

Conventional oil	15.00 – 17.00	14.25 – 15.25	8

Total oil[2]	9.85 – 11.60	10.25 – 11.20	–
[1]	Percentage change based on the midpoint of the ranges.
[2]	Based on a volume-weighted average.

With the significant improvements achieved in its cost structures over the last two years, Cenovus expects to be able to cover all of its 2017 sustaining capital costs as well as its dividend with a West Texas Intermediate (WTI) price in the range of US$45/bbl to US$50/bbl. As prices move above that range, the company expects to generate additional cash flow, supporting its capacity to invest in future growth projects.

Risk management

Cenovus maintains an active hedging program focused on supporting the company’s cash outflow and maintaining financial resilience. As of December 7, 2016, the company has approximately 30% of its forecast 2017 oil production hedged at a volume-weighted average price of about US$46.29/bbl. Nearly 40% of these barrels are hedged using costless collars, which limits downside risk on the hedged barrels while giving the company some ability to benefit in a rising price environment.

Current hedge positions for 2017

Hedges at Dec. 7, 2016	Volume	Price

Crude – WTI Fixed Price January - June	70,000 bbls/d	US$46.35/bbl

Crude – Brent Fixed Price July - December	10,000 bbls/d	US$53.09/bbl

Crude – WTI Collars July - December	50,000 bbls/d	US$44.84/bbl - US$56.47/bbl

Through a combination of market access commitments and downstream integration largely provided by the company’s interests in two U.S. refineries, Cenovus has positioned itself to mitigate the impact of swings in the Canadian light-heavy oil price differential for nearly 75% of its forecast 2017 heavy oil production. Together, these mechanisms help to support Cenovus’s financial resilience.

NOTE: Cenovus has made its 2017 guidance available at cenovus.com under ‘Investors.’

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2017 Budget Conference Call and Webcast Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, December 8, 2016, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Production Presentation Basis Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Non-GAAP Measures

This document contains references to non-GAAP measures as follows:

•	Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual Consolidated Financial Statements. Cash flow is a measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations.
•	Free cash flow is defined as cash flow less capital investment.
•	Debt to capitalization, net debt to capitalization, debt to adjusted EBITDA and net debt to adjusted EBITDA are ratios that management uses to steward Cenovus’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Capitalization is defined as debt plus shareholders’ equity. Net debt to capitalization is defined as net debt divided by net debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s third quarter 2016 Management’s Discussion and Analysis (MD&A) available at cenovus.com.

FORWARD-LOOKING INFORMATION

This News Release contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical

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trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “budget”, “forecast” or “F”, “project”, “focus”, “schedule”, “capacity”, “potential”, “strategy”, “opportunity”, “confident”, “position”, “target”, or similar expressions and includes suggestions of future outcomes, including statements about: forecast operating and financial results; planned and potential future capital expenditures, including the timing and financing thereof; expected future production, including the timing, stability or growth thereof; growth projects and strategy; projections contained in the company’s 2016 and 2017 guidance and budgets; project plans and related schedules; expected total per-barrel oil operating costs in 2017; expected long-term oil sands sustaining capital; the company’s confidence that it can move forward with certain projects and the potential of such projects to drive shareholder value; anticipated go-forward capital costs for completion of the phase G expansion at Christina Lake and expected timing for first oil from the expansion; high-return potential of, as well as expected short-cycle cash flow generation and other benefits associated with conventional oil drilling opportunities in southern Alberta; expectations with respect to internal rates of return for Palliser and Christina Lake phase G relative to the company’s thresholds; expected further increases in cost efficiency, including through additional improvements in drilling and completion times, well pad designs and well conformance, and initiatives such as the use of wider well spacing and longer horizontal well lengths at the company’s oil sands operations; the company’s expectation to be able to cover 2017 sustaining capital and its dividend at certain WTI prices, and capacity for investment in future growth projects at WTI prices above that range; opportunity to increase shareholder value; growth opportunities; expected project economics; forecasted commodity prices; the company’s hedging program and projected impacts; and the company’s position to mitigate the impact of swings in the light-heavy oil price differential. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions and sensitivities disclosed in Cenovus’s 2016 and 2017 guidance, available at cenovus.com; forecast oil and natural gas prices; projected capital investment levels, flexibility of capital spending plans and associated sources of funding; sustainability of achieved cost reductions, achievement of future cost reductions and sustainability thereof; achievement of additional improvements in drilling and completion times, well pad designs and well conformance; success of certain initiatives such as use of wider well spacing and longer horizontal well lengths at oil sands operations; expected condensate prices; projected supply costs; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; expected production decline rates; future development, success, and use of technology and the impacts thereof; ability to obtain necessary regulatory and partner approvals; successful and timely implementation of capital projects or stages thereof; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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2017 guidance, available at cenovus.com, assumes: Brent of US$48.75/bbl, WTI of US$47.25/bbl; WCS of US$31.50/bbl; NYMEX of US$3.00/MMBtu; AECO of $2.60/GJ; Chicago 3-2-1 Crack Spread of US$11.25/bbl; exchange rate of $0.74 US$/C$.

2016 guidance (updated October 27, 2016), available at cenovus.com, assumes: Brent of US$45.00/bbl, WTI of US$43.25/bbl; WCS of US$29.50/bbl; NYMEX of US$2.50/MMBtu; AECO of $2.10/GJ; Chicago 3-2-1 Crack Spread of US$13.30/bbl; exchange rate of $0.76 US$/C$.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company’s risk management program, including the impact of derivative financial instruments, the success of the company’s hedging strategies and the sufficiency of its liquidity position; accuracy of cost estimates; commodity prices, currency and interest rates, including fluctuations with respect thereto; product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent to operation of the company’s crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt to adjusted EBITDA, net debt to adjusted EBITDA, debt to capitalization and net debt to capitalization; ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; ability to maintain the company’s relationships with its partners and to successfully manage and operate its integrated business; reliability of assets, including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; risks associated with climate change; the timing and costs of well and pipeline construction; ability to secure adequate product transportation, including sufficient pipeline, crude-by-rail, marine or other alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and ability to attract and retain, critical talent; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental (including in relation to abandonment, reclamation and remediation costs, levies or liability recovery with respect thereto), greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting

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pronouncements, rule changes and standards on Cenovus’s business, financial results and consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s Annual Information Form or Form 40-F for the period ended December 31, 2015, together with the updates under “Risk Management” in each of the company’s first, second and third quarter 2016 MD&As, available on SEDAR at sedar.com, EDGAR at sec.gov and on the company’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $19 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Vice-President, Investor Relations &

Corporate Development

403-766-5883

Steven Murray

Senior Analyst, Investor Relations

403-766-3382

Michelle Cheyne

Analyst, Investor Relations

403-766-2584

Media Brett Harris Media Lead 403-766-3420 Media Relations general line 403-766-7751

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